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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated 4 February 2004

ORANGE plc
(Name of Registrant)

St. James Court, Great Park Road
Almondsbury Park, Bradley Stoke
Bristol BS32 4QJ
England
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F: ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐ No: ☒

Enclosure:

—
Statement dated 4 February 2004 "Orange 2003 full-year results".

        4th February 2004—France Telecom S.A. today announced its 2003 full year revenues which contained the following information relating to Orange S.A.

Orange 2003 full-year results:

  •
  9% revenue increase on a comparable basis (5% on a historical basis)
  •
  nearly 50 million customers at the end of 2003

Orange Revenues 2003 and 2002*

	Full Year 2003	Full Year 2002 Historical	% Change 2003/2002 Historical	Full Year 2002 on a comparable basis	% Change 2003/2002 on a comparable basis
	In millions of euros
Total revenues	17,941	17,085	5.0	16,463	9.0
of which
Orange France	7,983	7,651	4.3	7,651	4.3
Orange UK	5,819	5,961	(2.4)	5,418	7.4
Orange Rest of World	4,315	3,657	18.0	3,574	20.7
Inter segment eliminations	(176)	(184)	(4.3)	(180)	(2.2)

*
Unaudited figures

        The number of customers continued to show steady growth, with a customer base totalling nearly 50 million. In particular, the number of customers in the Rest of World segment increased by 28.1% on a comparable basis. Growth in the customer base accelerated significantly in the fourth quarter with the addition of 2.2 million new customers. Orange retained its leadership in market share in France (48.8%).

        Orange also continued to refocus on high value customers. Favorable ARPU trends were confirmed—annual ARPU increased in France in 2003 for the first time—with an improvement in the customer mix. Contract customers accounted for 57.9% of the customer base in France and 32.7% in the United Kingdom. Non-voice services experienced strong growth, representing 12.7% of network revenues at the end of 2003, up from 10.7% at the end of 2002. Average usage per user (AUPU) also experienced robust growth, rising 10.5% in France and 4.3% in the UK in one year.

        Network revenues increased 9.8% on a comparable basis and 5.8 percent on a historical basis.

        The launch of Orange World at the end of October 2003 reinforced the development of multimedia usage. At December 31, 2003, Orange had recruited 1.9 million multimedia contract customers in France, Switzerland and the United-Kingdom.

	Year 2003	Year 2002	Change (in %)
Customer base (in thousands)
Orange France	20,329	19,216	5.8
of which contract	57.9%	55.6%
Orange UK	13,649	13,312	2.5
of which contract	32.7%	31.8%
Orange Rest of World	15,161	11,839	28.1
Of which contract	32.8%	33.3%
TOTAL Orange	49,139	44,367	10.8
Total ARPU (contract and prepay services)
Orange France (in €)	379	377	0.5
Orange UK (in £)	271	259	4.6
Total AUPU (in minutes per month)
Orange France	158	143	10.5
Orange UK	146	140	4.3
Share of non-voice services in network revenues (in %)
Orange France	11.7%	8.9%
Orange UK	15.9%	14.3%
Orange Rest of World	10.2%	8.4%
TOTAL Orange	12.7%	10.7%

Key commercial indicators per market

	Twelve months ended 31 December
France (incl. Caraïbes and Réunion)	2003	2002 pro forma
Customers (in thousands) (period end)	20,329	19,216
Of which Contract customers	11,763	10,683
Recurring network revenues (€ in millions)	7,371	6,989
Equipment and other revenues (€ in millions)	612	662
Total revenues (€ in millions)	7,983	7,651
Annual average revenue per user (€)(7)	379	377
Contract	546	560
Prepay	160	163
UK
Customers (in thousands) (period end)	13,649	13,312
Of which Contract customers	4,457	4,238
Recurring network revenues (€ in millions)	5,221	4,858
Equipment and other revenues (€ in millions)	598	560
Total revenues (€ in millions)	5,819	5,418
Annual average revenue per user (£)(5)	271	259
Contract	569	557
Prepay	128	125
Belgium—Mobistar
Customers (in thousands) (period end)	2,615	2,305
Total revenues (€ in millions)	1,167	1,004
Annual average revenue per user (€)	416	402
Denmark—Orange
Customers (in thousands) (period end)	576	509
Total revenues (€ in millions)	258	241
Annual average revenue per user (€)	373	339
Egypt—MobiNil (at 71.25%)
Customers (in thousands) (period end)	2,131	1,626
Total revenues (€ in millions)	372	286
Annual average revenue per user (€)	194	281
The Netherlands—Orange
Customers (in thousands) (period end)	1,326	1,024
Total revenues (€ in millions)	465	400
Annual average revenue per user (€)	402	333
Romania—Orange
Customers (in thousands) (period end)(9)	3,317	2,211
Total revenues (€ in millions)	467	328
Annual average revenue per user (€)	169	202
Slovakia—Orange
Customers (in thousands) (period end)	2,065	1,713
Total revenues (€ in millions)	392	324
Annual average revenue per user (€)	198	198
Switzerland—Orange
Customers (in thousands) (period end)	1,085	963
Total revenues (€ in millions)	775	670
Annual average revenue per user (€)	712	721
Other Countries
Customers (in thousands) (period end)	2,046	1,488
Total revenues (€ in millions)	403	313
Total Rest of World (excl. shared group functions)
Customers (in thousands) (period end)	15,161	11,839
Total revenues (€ in millions)	4,299	3,566
Total Orange
Customers (in thousands) (period end)	49,139	44,367

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, Orange plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORANGE PLC
Date: 4 February 2004	By:	/s/ PHILIPPE MCALLISTER
	Name:	Philippe McAllister
	Title:	Director

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SIGNATURES